WARSHAW BURSTEIN, LLP 575 Lexington Avenue New York, NY 10022 Telephone: 212-984-7700 www.wbny.com

June 24, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

Washington, D.C. 20549

Attention:	Mr. Robert Augustin
Ms. Jane Park

Re:	Nexalin Technology, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 14, 2024
File No. 333-279684

Ladies and Gentlemen:

On behalf of our client, Nexalin Technology, Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) with respect to the above-referenced Registration Statement on Form S-1 filed on June 14, 2024 (File No. 333-279684, the “Registration Statement”), contained in the Staff’s letter dated June 21, 2024 (the “Comment Letter”).

For ease of reference, the comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1 filed June 14, 2024

General

1.	We note your response to our prior comment 1. Please revise to address the following comments:

●	We note your revised disclosure that you “expect a portion of [y]our revenues will be derived from China through the Joint Venture.” Please revise to expand your disclosure relating to your Joint-Venture related revenue, including the proportion of your revenue that was derived through your Joint Venture during the 2023 fiscal year and the quarterly period ended March 31, 2024.

WARSHAW BURSTEIN, LLP

United States Securities and Exchange Commission

Division of Corporation Finance - Office of Industrial Applications and Services

June 24, 2024

Response:

During the 2023 fiscal year, the Company sold equipment to the Joint Venture, resulting in revenue to the Company in the amount of $3,614 (accounting for 3.3% of the Company’s revenues in such year). In the first fiscal quarter of 2024, the Company recognized $5,783 in pass-through other income from the Joint Venture included in “Other Income”, as disclosed in the Company’s Report on Form 10-Q for the quarter ended March 31. 2024. As stated in such Form 10-Q, the Company recognizes its investment in the Joint Venture as an asset at cost and measures its investment by recognizing the Company’s share of earnings or losses of the Joint Venture on a one-quarter reporting lag. As noted in our June 14, 2024 response to the Staff’s comment letter dated June 5, 2024, the Company received no revenue from operations from China during the first quarter of 2024. As China continues to emerge from restrictions related to the Covid-19 pandemic, the Company expects the Joint Venture to begin generating revenue in fiscal year 2025.

●	We note your statement in your response that 70.5% of the company’s revenue was derived from sales in Oman and 29.5% of the quarterly revenue came from U.S. sales during the first fiscal quarter of 2024. We also refer to your disclosure on page 8 that The Sultanate of Oman’s Ministry of Health granted the approval for the distribution of your Gen-2 device in March 2024 and that you commenced sales of your device in Oman in the first quarter of 2024. Please revise to specify when you obtained approval for distribution of your Gen-2 device in March 2024 and when you commenced sales of your device in Oman.

Response:

Oman’s Ministry of Health granted conditional approval for use of the Company’s second generation (Gen-2) device on June 16, 2022, effective upon the end user of our device opening and operating a mental health care clinic being constructed in Oman. The Company’s first shipment of a device to Oman was made on January 30, 2024 and received in Oman on February 5, 2024, in connection with the opening of the end user’s clinic, rendering the approval effective. Two additional devices were shipped to Oman on February 29, 2024 and were received by the end user on March 6, 2024. Upon receipt of the two additional devices, the end user’s clinic was operational, and the use of the device to treat patients commenced pursuant to the approval. In total, the Company’s sales in Oman totaled $55,500 in the first quarter of 2024 (constituting 70.5% of the Company’s revenue in such quarter).

Please do not hesitate to contact Martin Siegel, of Warshaw Burstein, LLP, at (212) 984-7741 with any questions or comments regarding this letter.

Best regards,

/s/ Warshaw Burstein, LLP

cc:	Nexalin Technology, Inc.
Mark White, President and Chief Executive Officer